                                                                    EXHIBIT 99.3


                          NOTICE OF GUARANTEED DELIVERY

                            PARAMOUNT RESOURCES LTD.

                                OFFER TO EXCHANGE
                    ALL OF THE OUTSTANDING NOTES LISTED BELOW
                  FOR 8.0% SENIOR NOTES DUE 2012 AND CASH, AND
                            SOLICITATION OF CONSENTS

         ISSUER                       NOTES               CUSIP NUMBERS   ISIN NUMBERS
Paramount Resources Ltd.   7 7/8% Senior Notes due 2010     699320AA5     US699320AA59
                           8 7/8% Senior Notes due 2014     699320AB3     US699320AB33

         Registered holders of our outstanding Notes listed above (the "Notes") who wish to tender their Notes in exchange for 8.0% Senior Notes due 2012 (the "New Notes") and cash (the New Notes and cash together, the "Exchange Offer Consideration") and whose Notes are not immediately available or who cannot deliver their Notes and the related Consent and Letter of Transmittal (the "Letter of Transmittal") (and any other documents required by the Letter of Transmittal) to The Bank of Nova Scotia Trust Company of New York (the "Exchange Agent") before the Offer Expiration Date (as defined in the Letter of Transmittal) may use this Notice of Guaranteed Delivery or one substantially equivalent hereto. This Notice of Guaranteed Delivery may be delivered by hand or sent by facsimile transmission (receipt confirmation by telephone and an original delivered by guaranteed overnight courier) or mail to the Exchange Agent. See "The Exchange Offer and Consent Solicitation -- Procedures for Tendering Old Notes and Delivering Consents" and " -- Guaranteed Delivery" in the Prospectus Supplement and Solicitation Statement (the "Statement"), dated December 15, 2004, of Paramount Resources Ltd. (the "Company").

         The Exchange Agent for the Exchange Offer and Solicitation is:

                THE BANK OF NOVA SCOTIA TRUST COMPANY OF NEW YORK

                          One Liberty Plaza, 23rd Floor
                               New York, NY 10006
                              Attention: Pat Keane

                To Confirm by Telephone or For Information Call:
                                 (212) 225-5427

                          Facsimile Transmission Number
                        (for Eligible Institutions Only):
                                 (212) 225-5436

         DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS, OR TRANSMISSION VIA FACSIMILE TO A NUMBER, OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE VALID DELIVERY.

         THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION (AS DEFINED IN THE LETTER OF TRANSMITTAL), SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED ON THE LETTER OF TRANSMITTAL FOR GUARANTEE OF SIGNATURES. NOTES AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE EXCHANGE AGENT WITHIN THREE NEW YORK STOCK EXCHANGE TRADING DAYS AFTER THE DATE OF THE EXECUTION OF THIS NOTICE OF GUARANTEED DELIVERY.

         THIS NOTICE OF GUARANTEED DELIVERY MAY NOT BE USED TO TENDER NOTES OR DELIVER CONSENTS (AS DEFINED IN THE LETTER OF TRANSMITTAL) ON OR PRIOR TO THE CONSENT EXPIRATION TIME.

APPLICATIONS TO REGISTER THESE SECURITIES HAVE BEEN FILED WITH, BUT HAVE NOT YET BECOME EFFECTIVE IN, THE US STATES OF KENTUCKY AND OREGON. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED IN EACH OF THOSE US STATES PRIOR TO THE TIME THE RESPECTIVE REGISTRATION STATEMENT BECOMES EFFECTIVE EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

A NOTICE OF CLAIM OF EXEMPTION FOR MULTIJURISDICTIONAL SECURITIES UNDER SEC. R14-4-135 OF THE REGULATIONS OF THE US STATE OF ARIZONA CORPORATION COMMISSION HAS BEEN FILED. THESE SECURITIES MAY NOT BE SOLD NOR MAY SOLICITATIONS OF OFFERS TO BUY BE MADE EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATE UNTIL THE REGISTRATION STATEMENT HAS BEEN ON FILE WITH THE US STATE OF ARIZONA CORPORATION COMMISSIONER FOR AT LEAST SEVEN DAYS.

NOTICE OF CLAIM OF EXEMPTION HAS BEEN FILED IN THE US STATE OF MAINE BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY SOLICITATIONS OF OFFERS TO BUY BE MADE IN SUCH US STATE UNTIL THE NOTICE BECOMES EFFECTIVE EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATE.

THESE SECURITIES HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR OFFER AND SALE IN THE US STATES OF CALIFORNIA, IDAHO, ILLINOIS, INDIANA, MARYLAND, MICHIGAN, MINNESOTA, MISSOURI, NEW HAMPSHIRE, NEW JERSEY, NORTH DAKOTA, OHIO, PENNSYLVANIA, TENNESSEE, TEXAS AND UTAH AND NO SUCH OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH US STATES EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

A REQUEST FOR A GRANT OF EXEMPTION FROM REGISTRATION IN THE US STATE OF SOUTH DAKOTA AND FOR A DISCRETIONARY EXEMPTION ORDER IN THE US STATE OF WISCONSIN HAS BEEN MADE IN RESPECT OF THE SECURITIES. PENDING THE GRANTING OF SUCH RELIEF FROM REGISTRATION NO OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH US STATES EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

NOTICES OF INTENTION TO SELL HAVE BEEN FILED IN THE US STATES OF GEORGIA AND LOUISIANA BUT HAVE NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED IN EACH OF THOSE US STATES PRIOR TO THE TIME A CERTIFICATE HAS BEEN ISSUED BY THE RESPECTIVE COMMISSIONERS OF SUCH US STATES EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

         As set forth in the Statement under "The Exchange Offer and Consent Solicitation -- Procedures for Tendering Old Notes and Delivering Consents" and " -- Guaranteed Delivery," and in the Instructions to the Letter of Transmittal, this Notice of Guaranteed Delivery, or a form substantially equivalent hereto, or an Agent's Message (as defined in the Letter of Transmittal) relating to the guaranteed delivery procedures, must be used to accept the Exchange Offer (as defined in the Letter of Transmittal) when a Holder desires to tender Notes pursuant to the Exchange Offer after the Consent Expiration Time and, either (a) certificates representing such Notes are not immediately available, (b) time will not permit such Holder's Letter of Transmittal, certificates representing such Notes and all other required documents to reach the Exchange Agent on or prior to the Offer Expiration Date or (c) the procedures for book-entry transfer (including delivery of an Agent's Message) cannot be completed on or prior to the Offer Expiration Date.

Ladies and Gentlemen:

         The undersigned hereby tender(s) to the Company, upon the terms and subject to the conditions set forth in the Statement and the related Letter of Transmittal, receipt of which are hereby acknowledged, the principal of the Notes specified below pursuant to the guaranteed delivery procedures set forth in the Statement under "The Exchange Offer and Consent Solicitation -- Procedures for Tendering Old Notes and Delivering Consents" and " -- Guaranteed Delivery." The undersigned hereby authorizes the Exchange Agent to deliver this Notice of Guaranteed Delivery to the Company and the trustee under the indentures governing the Notes as evidence of the undersigned's tender of Notes pursuant to the Exchange Offer and delivery of Consents pursuant to the Solicitation (as defined in the Letter of Transmittal) and for purposes of certifying that the Consent(s) and Letter(s) of Transmittal provided by the undersigned have been received.

         THE UNDERSIGNED UNDERSTANDS THAT, ON OR PRIOR TO THE CONSENT EXPIRATION TIME, TENDERS OF NOTES AND DELIVERIES OF THE RELATED CONSENTS CANNOT BE MADE USING THE GUARANTEED DELIVERY PROCEDURES AND THAT USE OF THE GUARANTEED DELIVERY PROCEDURES PRIOR TO SUCH TIME WILL RESULT IN THE TENDER OF NOTES AND DELIVERY OF THE RELATED CONSENTS BEING DEFECTIVE. THIS NOTICE OF GUARANTEED DELIVERY MAY ONLY BE UTILIZED AFTER THE CONSENT EXPIRATION TIME AND ON OR PRIOR TO THE OFFER EXPIRATION DATE.

         The undersigned understands that tenders of the Notes will be accepted only in principal amounts of US$1,000 or integral multiples thereof. The undersigned also understands that tenders of Notes may not be withdrawn and the related delivery of Consents will be irrevocable after the Consent Expiration Time, except in limited circumstances.

         The undersigned hereby represents and warrants that the undersigned has full power and authority to tender the Notes tendered hereby and deliver the Consents given hereby. The undersigned will, upon request, execute and deliver any additional documents deemed by the Exchange Agent, or the Company, to be necessary or desirable for the perfection of the undersigned's tender of Notes and delivery of Consents.

         All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery shall not be affected by, and shall survive, the death or incapacity of the undersigned, and every obligation of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the undersigned.

         In the event of a termination of the Exchange Offer, the Notes tendered pursuant to such Exchange Offer will promptly be returned to the tendering Holder or, in the case of Notes tendered by book entry transfer, credited to the account maintained at DTC from which such Notes were delivered and, even if the Supplemental Indentures (as defined in the Letter of Transmittal) relating to such Notes have been executed, pursuant to the terms of such Supplemental Indentures, the Proposed Amendments (as defined in the Letter of Transmittal) relating to such Notes will not become operative.

                            PLEASE SIGN AND COMPLETE

Signature (s) of Registered Holder (s) or Authorized Signatory:

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Name(s) of Registered Holder(s):

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Principal Amount of 7 7/8% Senior Notes due 2010 to be tendered with related
Consents:

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Principal Amount of 8 7/8% Senior Notes due 2014 to be tendered with related
Consents:

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Date:
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Address:
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Area Code and Telephone No.:
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If Notes will be delivered by book-entry transfer, fill in account number below:

DTC Account No.:
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
         The completion, execution and delivery of this Notice of Guaranteed Delivery in connection with the tender of Notes will constitute the consent of the tendering Holder to the Proposed Amendments with respect to the Notes so tendered. HOLDERS WHO VALIDLY TENDER NOTES USING THIS NOTICE OF GUARANTEED DELIVERY WILL BE DEEMED TO HAVE DELIVERED CONSENTS TO THE PROPOSED AMENDMENTS RELATING TO SUCH TENDERED NOTES.

         This Notice of Guaranteed Delivery must be signed by the Holder(s) exactly as their name(s) appear(s) on certificate(s) for Notes or on a security position listing as the owner of Notes, or by person(s) authorized to become Holder(s) by endorsements and documents transmitted with this Notice of Guaranteed Delivery. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must provide the following information:

                     Please print name(s) and address(es):

Name(s):

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Capacity:

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Address(es):

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DO NOT SEND NOTES WITH THIS FORM. NOTES SHOULD BE SENT TO THE EXCHANGE AGENT
TOGETHER WITH A PROPERLY COMPLETED AND DULY EXECUTED CONSENT AND LETTER OF TRANSMITTAL, IN A MANNER THAT ENSURES RECEIPT THEREOF BY THE EXCHANGE OFFER PROMPTLY AFTER THE DATE OF EXECUTION OF THIS NOTICE OF GUARANTEED DELIVERY.

                                    GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

         The undersigned, a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby (1) represents that the tender of Notes complies with Rule 14e-4 under the Exchange Act, (2) guarantees that the Notes tendered hereby are in proper form for transfer pursuant to the procedures set forth in the Statement under "The Exchange Offer and Consent Solicitation -- Procedures for Tendering Notes and Delivering Consents" and " -- Guaranteed Delivery" and (3) guarantees that the Exchange Agent will receive such Notes or a book-entry confirmation of the transfer of such Notes into the Exchange Agent's account at DTC and a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal, or a properly transmitted Agent's Message, within three New York Stock Exchange trading days after the Offer Expiration Date.

         The Eligible Institution that completes this form must communicate the guarantee to the Exchange Agent and must deliver the Letter of Transmittal and Notes to the Exchange Agent within the time period shown herein. Failure to do so could result in a financial loss to such Eligible Institution.

Name of Firm:

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Authorized Signature:

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Title:

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Address:

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                                                                      (Zip Code)

(Area Code and Telephone Number):
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Dated:
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